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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

News Release

      June 12, 2009

RIMFIRE AND GEOINFORMATICS ENTER INTO DEFINITIVE AGREEMENT TO COMBINE

Rimfire Minerals Corporation, TSX-V: RFM (“Rimfire”) and Geoinformatics Exploration Inc., TSX-V: GXL (“Geoinformatics”) are pleased to announce that the companies have entered into a definitive Acquisition Agreement (the “Agreement”) through which the companies intend to combine (the “Transaction”) by way of plan of arrangement to create a well managed exploration company with an extensive property portfolio including the flagship Whistler Project in Alaska.

Major aspects of the Agreement were jointly announced when the companies entered into the letter of intent on May 26, 2009.   Full details of the transaction including the terms of the Agreement, will be included in separate information management circulars that are expected be mailed to shareholders of Rimfire and Geoinformatics on or about July 2, 2009.  Both companies plan to hold special meetings of shareholders to approve the transaction and related matters on or about July 30, 2009.  The transaction is subject to all requisite regulatory and court approvals as well as shareholder approvals.  Shareholders of record as of June 20, 2009 will receive ballots by mail to vote either in person or by proxy representation at the meetings.  At least 66 2/3% of the votes cast by the Rimfire shareholders and a majority of the votes cast by Geoinformatics shareholders are needed to approve the transaction and related matters.

The Acquisition Agreement was unanimously approved by the boards of directors of both Rimfire and Geoinformatics and both boards recommend that their respective shareholders vote in favour of the transaction. Geologic Resource Partners LLC, which holds approximately 84.88% of the issued and outstanding common share of Geoinformatics, has entered into a lockup agreement to vote in favour of the Transaction and related matters.  Senior officers and members of the Board of Directors of Rimfire have also entered into lockup agreements, comprising approximately 12% of the issued and outstanding common shares of Rimfire, to vote in favour of the Transaction.

Haywood Securities Inc. is acting as financial advisor to Geoinformatics and has provided an opinion to the board of directors of Geoinformatics that, subject to certain assumptions and limitations set out therein, the proposed Transaction is fair, from a financial point of view to Geoinformatics shareholders.  Research Capital Corporation is acting as financial advisor to Rimfire and has provided an opinion to the board of directors of Rimfire that, subject to certain assumptions and limitations set out therein, the consideration to be received by the shareholders of Rimfire is fair from a financial point of view.  Cassels Brock & Blackwell LLP is acting as legal advisor to Geoinformatics and Fraser Milner Casgrain LLP is acting as legal advisor to Rimfire.

About Geoinformatics

Geoinformatics’ assets include an extensive property portfolio in Alaska, British Columbia, Ontario, Mexico and Nevada plus approximately 45% interest in Australia-based Clancy Exploration Ltd (ASX:CLY).  The flagship wholly-owned Whistler Project in Alaska is situated within the same geological belt that hosts the world class Pebble copper-gold porphyry deposit and hosts a significant NI43-101 gold-copper resource.

About Rimfire

Rimfire is a precious and base metals exploration company exploring in western North America and Australia, using the joint-venture business model to advance projects through partnerships with industry majors.  Rimfire and partners are exploring a strong property portfolio of 15 gold and copper-gold projects including a large land package on trend and surrounding the Pogo Gold Mine in Alaska, a large claim position in the Quesnel Trough region (recently optioned to Xstrata Canada) and an earn-in on three properties covering key ground on trend with Northgate’s Stawell Gold Mine in Australia.  Since publicly listing in 1999, Rimfire has exposed shareholders to in excess of CAD$35 million in exploration, 85% of which has been funded by partners. Rimfire currently has a treasury of approximately CAD$5.3 million.

For further information:

Rimfire Minerals Corporation

Mr. Jason Weber, President & CEO, Tel: (604) 669-6660 ext 237

Mr. Patrick Moodie, Manager, Corporate Communications, Tel: (604) 669-6660 ext 236

Email: info@rimfire.ca

Rimfire Minerals Corporation

Suite 1350 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9

www.rimfireminerals.com

Geoinformatics Exploration Inc.

Ms. Rosie Moore, Chief Executive Officer, Tel: (604) 925-5881

Mr.  Darren Holden, Chief Operating Officer, Tel: (604) 605-3073

Email: info@geoinformex.com

Suite 303 – 80 Richmond St. West, Toronto, Ontario, M5H 2A4

Suite 304 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

www.geoinformex.com

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between Geoinformatics and Rimfire and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the shareholders of Geoinformatics and Rimfire will approve the transaction, that all required third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Geoinformatics or Rimfire and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in Geoinformatics’ management discussion and analysis for the period ended March 31, 2009 and Rimfire’s Annual Information Form on Form 20-F for the year ended January 31, 2009, available at www.sedar.com.  Although Geoinformatics and Rimfire have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Geoinformatics and Rimfire undertake no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

tem 2

Date of Material Change:

June 11, 2009

Item 3

Press Release:

Date

Place of Issue

June 12, 2009

Vancouver BC - Marketwire

Item 4

Summary of Material Change:

Rimfire Minerals Corporation (“Rimfire”) and Geoinformatics Exploration Inc. (“Geoinformatics”) are pleased to announce are pleased to announce that the companies have entered into a definitive Acquisition Agreement (the “Agreement”) through which the companies intend to combine (the “Transaction”) by way of plan of arrangement to create a well managed exploration company with an extensive property portfolio including the flagship Whistler Project in Alaska.

Item 5

Full Description of Material Changes:

Full details of the transaction including the terms of the Agreement, will be included in separate information management circulars that are expected be mailed to shareholders of Rimfire and Geoinformatics on or about July 2, 2009. Both companies plan to hold special meetings of shareholders to approve the transaction and related matters on or about July 30, 2009. The transaction is subject to all requisite regulatory and court approvals as well as shareholder approvals. Shareholders of record as of June 20, 2009 will receive ballots by mail to vote either in person or by proxy representation at the meetings. At least 66 2/3% of the votes cast by the Rimfire shareholders and a majority of the votes cast by Geoinformatics shareholders are needed to approve the transaction and related matters.

The Acquisition Agreement was unanimously approved by the boards of directors of both Rimfire and Geoinformatics and both boards recommend that their respective shareholders vote in favour of the transaction. Geologic Resource Partners LLC, which holds approximately 84.88% of the issued and outstanding common share of Geoinformatics, has entered into a lockup agreement to vote in favour of the Transaction and related matters. Senior officers and members of the Board of Directors of Rimfire have also entered into lockup agreements, comprising approximately 12% of the issued and outstanding common shares of Rimfire, to vote in favour of the Transaction.

Haywood Securities Inc. is acting as financial advisor to Geoinformatics and has provided an opinion to the board of directors of Geoinformatics that, subject to certain assumptions and limitations set out therein, the proposed Transaction is fair, from a financial point of view to Geoinformatics shareholders. Research Capital Corporation is acting as financial advisor to Rimfire and has provided an opinion to the board of directors of Rimfire that, subject to certain assumptions and limitations set out therein, the consideration to be received by the shareholders of Rimfire is fair from a financial point of view. Cassels Brock & Blackwell LLP is acting as legal advisor to Geoinformatics and Fraser Milner Casgrain LLP is acting as legal advisor to Rimfire.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

Jason S. Weber, President & CEO

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Telephone: (604) 669-6660

Email: jasonw@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 12th day of June 2009

RIMFIRE MINERALS CORPORATION

“Jason S. Weber”

Jason S. Weber

 President and CEO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: June 12, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer